Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

May 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Funds, Inc.
Post-Effective Amendment No. 144 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Dear Ms. Dubey:

Set forth below is a Staff comment on Amendment No. 143, communicated by telephone on April 4, 2017 by you, followed by Great-West Funds’ response.

Comment No. 1

Great-West MFS International Growth Fund, Principal Investment Strategies. The second paragraph of the Fund’s Principal Investment Strategies includes various criteria for determining whether a particular security or investment is economically tied to a particular country. The end of the second paragraph includes the following, which the Staff believes is not one of the criteria but the objective the second paragraph, and should be deleted or re-stated:

“…or the issuer is exposed to the economic fortunes and risks of that country.”

Response

Comment complied with by deleting the disclosure from the Principal Investment Strategies and reflecting the revision in a 497(c) filing as well as an amended 497K filing.

Please direct any question or comment regarding Amendment No. 144 to me at (303) 737-4675 or to Renee Hardt at Vedder Price P.C. at (312) 609-7616.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Vice President, Counsel & Secretary

cc:	Renee Hardt, Esq., Vedder Price P.C.